UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes ☐  No ☒

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Additional Derivatives Contract

We hereby inform you that KT Corporation (the “Company” and NYSE symbol: KTC) entered into an equity swap contract of common shares of KT Freetel Corporation. Details are as follows:

1.	Derivative product: Equity swap of common shares of KT Freetel Corporation.

2.	Balance of open interest prior to additional derivatives contract: Won 792,605 million.

(a)	Buying amount: Won 612,845 million.
(b)	Selling amount: Won 179,760 million.

3.	Balance of additional derivatives contract: Won 100,000 million.

(a)	Buying amount: Won 100,000 million.
(b)	Selling amount: none.

4.	Total balance of open interest following the additional derivatives contract: Won 892,605 million.

(a)	Buying amount: Won 712,845 million.
(b)	Selling amount: Won 179,760 million.

5.	Contract details:

•	The Company entered into the contract with Citigroup Global Markets Ltd. (“CGML”) on August 11, 2003.

•	CGML will sell common shares of KT Freetel to the Company after purchasing them between August 12, 2003 to November 11, 2003.

•	Contract amount: Won 100,000 million.

•	Maturity: November 13, 2003 or the date when the total amount of common shares of KT Freetel purchased by CGML exceeds the contract amount.

•	Settlement: the Company will purchase common shares of KT Freetel from CGML at the closing price on the maturity date.

6.	Date of relevant disclosure: the Company previously filed related Form 6-K with the Securities and Exchange Commission on July 24, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 12, 2003

KT Corporation

By:    /s/ Wha-Joon Cho

    Name: Wha-Joon Cho

    Title: Managing Director